September 23, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (714) 848-7701

Mr. Andrew Haag
Chief Financial Officer
Quintek Technologies, Inc.
17951 Lyons Circle
Huntington Beach, CA 92647

      Re:	Qunitek Technologies, Inc.
      Form 10-KSB/A for the fiscal year ended June 30, 2004
		Form 10-QSB for the quarterly period ended September 30,
2004
		Form 10-QSB for the quarterly period ended December 31,
2004
      Form 10-QSB for the quarterly period ended March 31, 2005
      File No. 000-29719

Dear Mr. Haag:

      Upon further review of your Form 10-QSB we have the
following
comments in addition to those already issued in our letter to you
dated August 4, 2005.   Please be as detailed as necessary in your
explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-QSB for the quarter ended March 31, 2005

2. Basis of Presentation, page 6

Marketable securities and realized loss due to decline in market value, page 7
1. Please tell us the nature and purpose of the transaction with Langley Park Investments Plc. In addition, please address the following in your response:

* What is your percentage ownership in Langley Park as a result of the transaction?
* How are you determining the market value of the Langley Park securities?
2. Please tell us how you are accounting for the escrow share arrangement and what are the exact terms? Additionally, tell us if you have considered whether this arrangement is a derivative that requires bifurcation? Please cite the specific accounting literature you relied in determining that this is the appropriate accounting treatment.
3. Please tell us why you have classified the restricted Langley Park securities as a reduction of equity rather than as a restricted asset. Please cite the specific accounting literature you relied in determining that this is the appropriate accounting treatment.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3403.

Sincerely,



Steven C. Jacobs
Branch Chief


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Mr. Andrew Haag
Quintek Technologies, Inc.
September 23, 2005
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